Cistera Networks Delivers Second Quarter Profit Up 40%

PLANO, Texas – November 5, 2010 – Cistera Networks® (CNWT.PK), a leading provider of enterprise application platforms and engines for unified communications, announces reported results for the three months ended September 30th, 2010 (all figures in U.S. dollars and U.S. GAAP except EBITDA).

Net income for the quarter was $0.142 million, or $0.01 per share, compared with $0.106 million income or $0.01 per share, for the same quarter last year. Six month to September 30, 2010 net income is $0.116 million up from a loss of $0.09 million in the corresponding period 2009.

Revenue for the second quarter of fiscal 2011 was $0.577 million, down from $0.75 million from the same quarter of last year. Revenue for the six-month period ending September 30, 2010 is $1.22 million up from $1.2 million for the six-month period ending September 30, 2009.

"The company continues to make good progress in re-aligning the business model, as well as restructuring the balance sheet" says Cistera CEO Greg Royal. "We continue to have strong gross margins and our expenses are under control despite a difficult on-going trading environment. We have made further large inroads into cutting debt this quarter and expect debt-restructuring to be completed this financial year”.

About Cistera Networks, Inc.

Cistera Networks is a leading provider of Event Alerting and Notification application infrastructure for large-scale enterprises and government public safety services. Cistera’s award-winning platform, the Cistera Convergence Server delivers the most reliable, scalable and secure services for IP-centric notification and reporting capability available today. Cistera is used by organizations large and small including the United States Government and many Fortune 500 companies. For more information, please see http://www.cistera.com

This release may be deemed to contain forward-looking statements that are subject to the safe harbor provisions of the Private Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Cistera Networks that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by Cistera Networks with the SEC, specifically the most recent reports on Form 10-K and 10-Q, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Media and Investor Contact:
Cistera Networks Inc.
972-381-4699 x75003
investorrelations@cistera.com
###